Exhibit 99.1

ARB IOT GROUP LIMITED EXPANDS AI FOOTPRINT INTO EAST MALAYSIA

Kuala Lumpur, Malaysia, March 7, 2025 (GLOBE NEWSWIRE) -- ARB IOT Group Limited (“ARB IOT” or the “Company”) (NASDAQ: ARBB) today announced that it has, through its indirect wholly owned subsidiary, ARB R1 Technology Sdn Bhd, appointed Whizzl Sdn Bhd ("Whizzl") as its exclusive wholesaler, sole distributor, and system integrator for the ARB AI workstations and servers in the regions of Sabah and Sarawak. ARB IOT has strengthened its commitment to meeting the surging demand in AI and supporting the Malaysian government’s initiatives to foster digital innovation and sustainability development.

The ARB AI workstations and servers consist of ARB 222 and ARB 333 models, designed to support both server and edge computing devices within the AI supply chain. By deploying a suite of high-performance immersible computing servers and solutions, the ARB AI workstations and servers ensure seamless integration across the entire AI ecosystem. The rapid expansion of cloud services has driven ARB IOT to introduce more competitive products to the market that are able to deliver superior performance and efficiency to meet the growing demands of the industry.

Dato’ Sri Liew Kok Leong, CEO of ARB IOT said, "The expansion to East Malaysia will be a new milestone for the Company. ARB IOT has a robust growth prospect given the evolving demand for new technology trend in AI, which continues to gain momentum. With the collaboration with Whizzl, the Company will be able to achieve greater market penetration and wider customer base.

Whizzl is granted the exclusive rights to sell, distribute, and integrate the ARB AI workstations and servers in the regions of Sabah and Sarawak, within the territory of Malaysia.

We are confident that Whizzl will be well-positioned to grow and generate more value for our shareholders. Going forward, our Company is in a good position to expand its business and will accelerate the expansion by gaining new market share.”

About ARB IOT Group Limited

ARB IOT Group Limited is a provider of complete solutions to clients for the integration of Internet of Things (“IoT”) systems and devices from designing to project deployment. We offer a wide range of IoT systems as well as provide customers a substantial range of services such as system integration and system support service. We deliver holistic solutions with full turnkey deployment from designing, installation, testing, pre-commissioning, and commissioning of various IoT systems and devices as well as integration of automated systems, including installation of wire and wireless and mechatronic works.

Safe Harbor Statement

This press release contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this press release, such as statements regarding our estimated future results of operations and financial position, our strategy and plans, and our objectives or goals, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Our actual results may differ materially or perhaps significantly from those discussed herein, or implied by, these forward-looking statements. There are a significant number of factors that could cause actual results to differ materially from statements made in this press release, including, but not limited to, those that we discussed or referred to in the Company’s disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) available on the SEC’s website at www.sec.gov, including the Company’s Annual Report on Form 20-F as well as in our other reports filed or furnished from time to time with the SEC. The forward-looking statements included in this press release are made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward looking statements, other than as required by applicable law.

For further information, please contact:

ARB IOT Group Limited

Investor Relations Department

Email: contact@arbiotgroup.com